Exhibit 99.1

Studio City International Holdings Limited Announces Unaudited Fourth Quarter 2023 Earnings

MACAU, Feb. 29, 2024 (GLOBE NEWSWIRE) — Studio City International Holdings Limited (NYSE: MSC) (“Studio City” or the “Company”), a world-class integrated resort located in Cotai, Macau, today reported its unaudited financial results for the fourth quarter and full year ended December 31, 2023.

Total operating revenues for the fourth quarter of 2023 were US$141.3 million, compared with total operating revenues of US$4.2 million in the fourth quarter of 2022. The change was primarily attributable to the relaxation of COVID-19 related restrictions in Macau in January 2023 and the opening of Studio City Phase 2, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Studio City Casino generated gross gaming revenues of US$294.8 million and US$40.9 million for the fourth quarters of 2023 and 2022, respectively.

Studio City Casino’s rolling chip volume was US$566.0 million in the fourth quarter of 2023 versus US$251.4 million in the fourth quarter of 2022. The rolling chip win rate was 1.86% in the fourth quarter of 2023 versus 2.70% in the fourth quarter of 2022. The expected rolling chip win rate range is 2.85%-3.15%.

Mass market table games drop increased to US$864.1 million in the fourth quarter of 2023, compared with US$113.5 million in the fourth quarter of 2022. The mass market table games hold percentage was 30.0% in the fourth quarter of 2023, compared with 27.1% in the fourth quarter of 2022.

Gaming machine handle for the fourth quarter of 2023 was US$778.3 million, compared with US$124.5 million in the fourth quarter of 2022. The gaming machine win rate was 3.2% in the fourth quarter of 2023, compared with 2.7% in the fourth quarter of 2022.

Revenue from casino contract was US$57.0 million for the fourth quarter of 2023, compared with revenue from casino contract of negative US$12.5 million for the fourth quarter of 2022. Revenue from casino contract is net of gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino which are deducted by Melco Resorts (Macau) Limited, the gaming operator of the Studio City Casino (the “Gaming Operator”).

Total gaming taxes and the costs incurred in connection with the on-going operation of the Studio City Casino deducted from gross gaming revenues were US$237.8 million and US$53.4 million in the fourth quarters of 2023 and 2022, respectively.

Total non-gaming revenues at Studio City for the fourth quarter of 2023 were US$84.3 million, compared with US$16.7 million for the fourth quarter of 2022.

Operating income for the fourth quarter of 2023 was US$13.3 million, compared with operating loss of US$70.0 million in the fourth quarter of 2022.

Studio City generated Adjusted EBITDA(1) of US$64.8 million in the fourth quarter of 2023, compared with negative Adjusted EBITDA of US$34.5 million in the fourth quarter of 2022. The change was mainly attributable to the increase in revenue from casino contract and higher non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for the fourth quarter of 2023 was US$18.6 million, compared with net loss attributable to Studio City International Holdings Limited of US$85.4 million in the fourth quarter of 2022. The net loss attributable to participation interest was US$1.8 million and US$8.0 million in the fourth quarters of 2023 and 2022, respectively.

Other Factors Affecting Earnings

Total net non-operating expenses for the fourth quarter of 2023 were US$33.7 million, which mainly included interest expenses of US$35.8 million, partially offset by interest income of US$2.5 million.

Depreciation and amortization costs of US$50.7 million were recorded in the fourth quarter of 2023, of which US$0.8 million was related to the amortization expense for the land use right.

The Adjusted EBITDA for Studio City for the three months ended December 31, 2023 referred to in the earnings release of Melco Resorts & Entertainment Limited (“Melco”) dated February 29, 2024 (“Melco’s earnings release”) was US$12.6 million more than the Adjusted EBITDA of Studio City contained in this press release. The Adjusted EBITDA of Studio City contained in this press release includes certain intercompany charges that are not included in the Adjusted EBITDA for Studio City contained in Melco’s earnings release. Such intercompany charges include, among other items, fees and shared service charges billed between the Company and its subsidiaries and certain subsidiaries of Melco. Additionally, Adjusted EBITDA of Studio City included in Melco’s earnings release does not reflect certain gaming concession related costs and certain intercompany costs related to the table games operations at Studio City Casino.

Financial Position and Capital Expenditures

Total cash and bank balances as of December 31, 2023 aggregated to US$228.2 million (December 31, 2022: US$509.7 million), including US$0.1 million of restricted cash (December 31, 2022: US$0.1 million). Total debt, net of unamortized deferred financing costs and original issue premiums, at the end of the fourth quarter of 2023 was US$2.34 billion (December 31, 2022: US$2.43 billion), a reduction of US$100 million primarily as a result of the cash tender offer for the 6.00% senior notes due 2025 issued by Studio City Finance Limited on July 15, 2020, compared to the total debt balance as of September 30, 2023.

Capital expenditures for the fourth quarter of 2023 were US$15.3 million.

Full Year Results

For the year ended December 31, 2023, Studio City International Holdings Limited reported total operating revenues of US$445.5 million, compared with US$11.5 million in the prior year. The increase in total operating revenues was primarily attributable to the relaxation of COVID-19 related restrictions in Macau in January 2023 and the opening of Studio City Phase 2, which led to an increase in revenue from casino contract and higher non-gaming revenues.

Operating loss for 2023 was US$29.0 million, compared with operating loss of US$277.2 million for 2022.

Studio City generated Adjusted EBITDA of US$159.2 million for the year ended December 31, 2023, compared with negative Adjusted EBITDA of US$140.8 million in 2022. The change in Adjusted EBITDA was mainly attributable to higher revenue from casino contract and non-gaming revenues.

Net loss attributable to Studio City International Holdings Limited for 2023 was US$133.5 million, compared with net loss attributable to Studio City International Holdings Limited of US$326.5 million for 2022. The net loss attributable to participation interest for 2023 was US$12.6 million and the net loss attributable to participation interest for 2022 was US$34.9 million.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Studio City International Holdings Limited (the “Company”) may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward- looking statement. These factors include, but are not limited to, (i) COVID-19 outbreaks, and the impact of their consequences on our business, our industry and the global economy, (ii) risks associated with the Macau gaming law amended in 2022 and its implementation by the Macau government, (iii) changes in the gaming market and visitations in Macau, (iv) capital and credit market volatility, (v) local and global economic conditions, (vi) our anticipated growth strategies, (vii) gaming authority and other governmental approvals and regulations, and (viii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may”, “will”, “expect”, “anticipate”, “target”, “aim”, “estimate”, “intend”, “plan”, “believe”, “potential”, “continue”, “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

(1)

“Adjusted EBITDA” is defined as net income/loss before interest, taxes, depreciation, amortization, pre-opening costs, property charges and other, share-based compensation and other non-operating income and expenses. Adjusted EBITDA is presented exclusively as supplemental disclosures because management believes it is widely used to measure the performance, and as a basis for valuation, of gaming companies. Management uses Adjusted EBITDA as measures our operating performance and to compare our operating performance with those of its competitors.

The Company also presents Adjusted EBITDA because it is used by some investors as ways to measure a company’s ability to incur and service debt, make capital expenditures, and meet working capital requirements. Gaming companies have historically reported similar measure as supplements to financial measures in accordance with generally accepted accounting principles, in particular, U.S. GAAP or International Financial Reporting Standards. However, Adjusted EBITDA should not be considered as alternatives to operating income/loss as indicators of the Company’s performance, as alternatives to cash flows from operating activities as measures of liquidity, or as alternatives to any other measure determined in accordance with U.S. GAAP. Unlike net income/loss, Adjusted EBITDA does not include depreciation and amortization or interest expense and, therefore, do not reflect current or future capital expenditures or the cost of capital. The Company recognizes these limitations and uses Adjusted EBITDA as only two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of operating performance.

Such U.S. GAAP measurements include operating income/loss, net income/loss, cash flows from operations and cash flow data. The Company has significant uses of cash flows, including capital expenditures, interest payments, debt principal repayments, taxes and other recurring and nonrecurring charges, which are not reflected in Adjusted EBITDA. Also, the Company’s calculation of Adjusted EBITDA may be different from the calculation methods used by other companies and, therefore, comparability may be limited. The use of Adjusted EBITDA has material limitations as an analytical tool, as Adjusted EBITDA does not include all items that impact our net income/loss. Investors are encouraged to review the reconciliation of the historical non-GAAP financial measure to its most directly comparable GAAP financial measure. Reconciliations of Adjusted EBITDA with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

(2)

“Adjusted net income/loss” is net income/loss before pre-opening costs, property charges and other and gain on extinguishment of debt, net of participation interest. Adjusted net income/loss is presented as supplemental disclosure because management believes it provides useful information to investors and others in understanding and evaluating our performance, in addition to income/loss computed in accordance with U.S. GAAP. Adjusted net income/loss may be different from the calculation methods used by other companies and, therefore, comparability may be limited. Reconciliations of adjusted net income/loss attributable to Studio City International Holdings Limited with the most comparable financial measures calculated and presented in accordance with U.S. GAAP are provided herein immediately following the financial statements included in this press release.

About Studio City International Holdings Limited

The Company, with its American depositary shares listed on the New York Stock Exchange (NYSE: MSC), is a world-class integrated resort located in Cotai, Macau. For more information about the Company, please visit www.studiocity-macau.com.

The Company is majority owned by Melco Resorts & Entertainment Limited, a company with its American depositary shares listed on the Nasdaq Global Select Market (Nasdaq: MLCO).

For the investment community, please contact:

Jeanny Kim

Senior Vice President, Group Treasurer

Tel: +852 2598 3698

Email: jeannykim@melco-resorts.com

For media enquiries, please contact:

Chimmy Leung

Executive Director, Corporate Communications

Tel: +852 31513765

Email: chimmyleung@melco-resorts.com

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Operating revenues:
Revenue from casino contract	$56,981	$(12,494)	$155,527	$(56,665)
Rooms	39,642	4,349	111,733	17,915
Food and beverage	19,815	4,634	62,426	17,489
Entertainment	2,992	474	61,777	1,649
Services fee	17,904	5,674	40,473	21,889
Mall	3,161	1,389	10,744	7,189
Retail and other	756	211	2,858	2,082

Total operating revenues	141,251	4,237	445,538	11,548

Operating costs and expenses:
Costs related to casino contract	(7,582)	(8,007)	(28,847)	(29,871)
Rooms	(10,360)	(2,643)	(28,280)	(11,119)
Food and beverage	(17,652)	(6,162)	(54,741)	(24,403)
Entertainment	(3,704)	(549)	(53,056)	(2,253)
Mall	(1,442)	(1,074)	(4,212)	(4,115)
Retail and other	(443)	(296)	(1,986)	(1,200)
General and administrative	(35,299)	(20,328)	(115,203)	(79,785)
Pre-opening costs	169	(1,532)	(17,451)	(3,263)
Amortization of land use right	(828)	(826)	(3,302)	(3,300)
Depreciation and amortization	(49,906)	(30,802)	(166,095)	(123,656)
Property charges and other	(867)	(2,009)	(1,407)	(5,799)

Total operating costs and expenses	(127,914)	(74,228)	(474,580)	(288,764)

Operating income (loss)	13,337	(69,991)	(29,042)	(277,216)

Non-operating income (expenses):
Interest income	2,502	2,240	10,675	6,427
Interest expenses, net of amounts capitalized	(35,761)	(21,928)	(129,567)	(92,358)
Other financing costs	(106)	(106)	(417)	(417)
Foreign exchange (losses) gains, net	(1,879)	(4,012)	642	2,390
Other (expenses) income, net	(6)	249	(67)	249
Gain on extinguishment of debt	1,531	—	1,611	—

Total non-operating expenses, net	(33,719)	(23,557)	(117,123)	(83,709)

Loss before income tax	(20,382)	(93,548)	(146,165)	(360,925)
Income tax benefit (expense)	4	103	81	(382)

Net loss	(20,378)	(93,445)	(146,084)	(361,307)
Net loss attributable to participation interest	1,754	8,039	12,567	34,856

Net loss attributable to Studio City International Holdings Limited	$(18,624)	$(85,406)	$(133,517)	$(326,451)

Net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.024)	$(0.111)	$(0.173)	$(0.459)

Diluted	$(0.024)	$(0.111)	$(0.173)	$(0.461)

Net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.097)	$(0.443)	$(0.693)	$(1.838)

Diluted	$(0.097)	$(0.443)	$(0.693)	$(1.846)

Weighted average Class A ordinary shares outstanding used in net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	770,352,700	770,352,700	710,582,947

Diluted	770,352,700	770,352,700	770,352,700	783,094,707

Studio City International Holdings Limited and Subsidiaries

Condensed Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31, 2023	December 31, 2022
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$228,040	$509,523
Accounts receivable, net	2,281	263
Receivables from affiliated companies	40,969	221
Inventories	5,763	5,121
Prepaid expenses and other current assets	38,997	38,721

Total current assets	316,050	553,849

Property and equipment, net	2,775,806	2,868,064
Intangible assets, net	5	1,373
Long-term prepayments, deposits and other assets	27,787	48,325
Restricted cash	130	130
Operating lease right-of-use assets	11,619	13,136
Land use right, net	105,304	108,645

Total assets	$3,236,701	$3,593,522

LIABILITIES, SHAREHOLDERS’ EQUITY AND PARTICIPATION INTEREST
Current liabilities:
Accounts payable	$2,454	$501
Accrued expenses and other current liabilities	135,514	165,688
Income tax payable	10	22
Payables to affiliated companies	18,799	81,178

Total current liabilities	156,777	247,389

Long-term debt, net	2,335,173	2,434,476
Other long-term liabilities	3,209	21,631
Deferred tax liabilities, net	309	382
Operating lease liabilities, non-current	12,250	13,499

Total liabilities	2,507,718	2,717,377

Shareholders’ equity and participation interest:
Class A ordinary shares, par value $0.0001; 1,927,488,240 shares authorized; 770,352,700 shares issued and outstanding	77	77
Class B ordinary shares, par value $0.0001; 72,511,760 shares authorized; 72,511,760 shares issued and outstanding	7	7
Additional paid-in capital	2,477,359	2,477,359
Accumulated other comprehensive losses	(12,656)	(11,671)
Accumulated losses	(1,798,683)	(1,665,166)

Total shareholders’ equity	666,104	800,606

Participation interest	62,879	75,539

Total shareholders’ equity and participation interest	728,983	876,145

Total liabilities, shareholders’ equity and participation interest	$3,236,701	$3,593,522

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited to

Adjusted Net Loss Attributable to Studio City International Holdings Limited (Unaudited)

(In thousands, except share and per share data)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net loss attributable to Studio City International Holdings Limited	$(18,624)	$(85,406)	$(133,517)	$(326,451)
Pre-opening costs	(169)	1,532	17,451	3,263
Property charges and other	867	2,009	1,407	5,799
Gain on extinguishment of debt	(1,531)	—	(1,611)	—
Participation interest impact on adjustments	71	(305)	(1,484)	(1,017)

Adjusted net loss attributable to Studio City International Holdings Limited	$(19,386)	$(82,170)	$(117,754)	$(318,406)

Adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share:
Basic	$(0.025)	$(0.107)	$(0.153)	$(0.448)

Diluted	$(0.025)	$(0.107)	$(0.153)	$(0.450)

Adjusted net loss attributable to Studio City International Holdings Limited per ADS:
Basic	$(0.101)	$(0.427)	$(0.611)	$(1.792)

Diluted	$(0.101)	$(0.427)	$(0.611)	$(1.799)

Weighted average Class A ordinary shares outstanding used in adjusted net loss attributable to Studio City International Holdings Limited per Class A ordinary share calculation:
Basic	770,352,700	770,352,700	770,352,700	710,582,947

Diluted	770,352,700	770,352,700	770,352,700	783,094,707

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Operating Income (Loss) to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Operating income (loss)	$13,337	$(69,991)	$(29,042)	$(277,216)
Pre-opening costs	(169)	1,532	17,451	3,263
Depreciation and amortization	50,734	31,628	169,397	126,956
Share-based compensation	—	361	—	361
Property charges and other	867	2,009	1,407	5,799

Adjusted EBITDA	$64,769	$(34,461)	$159,213	$(140,837)

Studio City International Holdings Limited and Subsidiaries

Reconciliation of Net Loss Attributable to Studio City International Holdings Limited

to Adjusted EBITDA (Unaudited)

(In thousands)

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Net loss attributable to Studio City International Holdings Limited	$(18,624)	$(85,406)	$(133,517)	$(326,451)
Net loss attributable to participation interest	(1,754)	(8,039)	(12,567)	(34,856)

Net loss	(20,378)	(93,445)	(146,084)	(361,307)
Income tax (benefit) expense	(4)	(103)	(81)	382
Interest and other non-operating expenses, net	33,719	23,557	117,123	83,709
Depreciation and amortization	50,734	31,628	169,397	126,956
Property charges and other	867	2,009	1,407	5,799
Share-based compensation	—	361	—	361
Pre-opening costs	(169)	1,532	17,451	3,263

Adjusted EBITDA	$64,769	$(34,461)	$159,213	$(140,837)

Studio City International Holdings Limited and Subsidiaries

Supplemental Data Schedule

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022
Room Statistics(3):
Average daily rate (4)	$163	$100	$153	$111
Occupancy per available room	94%	32%	90%	28%
Revenue per available room (5)	$154	$32	$137	$31

Other Information(6):
Average number of table games	246	277	246	277
Average number of gaming machines	643	671	661	700
Table games win per unit per day (7)	$11,936	$1,477	$9,239	$1,562
Gaming machines win per unit per day (8)	$418	$54	$343	$75

(3)	Room statistics exclude rooms that were temporarily closed or provided to staff members due to the COVID-19 outbreak
(4)	Average daily rate is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total occupied rooms including complimentary rooms
(5)	Revenue per available room is calculated by dividing total room revenues including complimentary rooms (less service charges, if any) by total rooms available
(6)	Table games and gaming machines that were not in operation due to government-mandated closures or social distancing measures in relation to the COVID-19 outbreak have been excluded
(7)

Table games win per unit per day is shown before discounts, commissions, non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

(8)

Gaming machines win per unit per day is shown before non-discretionary incentives (including the point-loyalty programs) as administered by the Gaming Operator and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis